November 25, 2014

Via Edgar Correspondence

Brian V. McAllister

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Angstron Holdings Corporation

Form 8-K

Filed November 19, 2014

File No.  333-140148

Dear Sir or Madam:

This letter is in response to the comments contained in the Staff’s letter to Angstron Holdings Corporation (the “Company”), dated November 24, 2014 (the “Staff’s Letter”), concerning the Company’s Current Report on Form 8-K (File No. 333-140148) (the “8-K”) filed with the Securities and Exchange Commission (the “SEC”). We have filed an amendment to the 8-K (the “Amendment”) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Staff’s Letter.

1.

We note you disclose that HK Battery Technology, Inc. consulted with its accounting firm and concluded that previously issued financial statements as of September 30, 2013 should no longer be relied upon. Please tell us if you intended to state that Angstron Holdings Corporation is the Company that is being discussed in your periodic report. If so, please amend and revise to disclose that Angstron Holdings Corporation is in fact the company amending its interim financial statements. If not, please advise.

The Company intended to state that Angstron Holdings Corporation is the Company that is being discussed in the 8-K. In response to the Staff’s comment, the Company has revised its disclosure accordingly in the Amendment.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact the undersigned at (626) 683-9120 or Bryan Wasser of Richardson & Patel, LLP at 310-208-1182 or by email at bwasser@richardsonpatel.com.

Sincerely,

Angstron Holdings Corporation

By: /s/ Jianguo Xu

Jianguo Xu

President, Chief Executive Officer

And Treasurer